

June 11, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

> **Re:** **China YouTV Corp.**
> **Form 8-K Filed May 14, 2009**
> **Form 8-K/A Filed May 29, 2009**
> **Form 8-K/A (amendment #2) Filed June 5, 2009**
> **File No. 001-32984**

Dear Mr. Lee:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A (amendment #2) Filed June 5, 2009

1. We note you disclose that Moore & Associates had been consulted regarding your financial statements prior to their engagement. Please expand your disclosure to address the following:

    ·   state and identify the issues that were the subjects of those consultations;

    ·   briefly describe the views of the new auditor as expressed, either orally or in writing, to you on each such issue and, if written views were received, file them as an exhibit to your 8-K;

· state whether you consulted the former auditor regarding any such issues, and if so, provide a summary of the former auditor's views; and,

· request the new auditor to review the disclosure required by these instructions before it is filed with the Commission and provide the new auditor the opportunity to furnish you with a letter addressed to the Commission containing any new information, clarification of the views expressed, or the extent to which they do not agree with your statements. Please file any such letter as an exhibit to your 8-K.

Refer to Item 304(a)(2) of Regulation S-K.

2.   We note your disclose that there were no disagreements with your prior auditor during the last two years "and for the quarterly reviews for the periods ended September 30, 2008 and December 31, 2008." We also note your prior auditor was dismissed on May 13, 2009. Please expand your disclosure to address the entire period subsequent to year-end: from June 30, 2008 thru May 13, 2009 (the date of dismissal). Please state, if true, that there were no disagreements during your two most recent fiscal years and subsequent interim period thru May 13, 2009, the date of dismissal. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3.   We note the letter you filed from your prior accountant is neither signed nor does it contain a conformed signature. Please ensure that letters accompanying your future filings are either the image of the original signed letter or contain a confirmed signature.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Michael Lee
China YouTV Corp.
June 11, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief